Act: 1934
Section: 15d
Rule:
Public Availability: 2/18/2009

NO ACT

DC 15 2-17-09


09004162

February 18, 2009

Received SEC

FEB 18 2009

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Anheuser-Busch Companies, Inc.
Incoming letter dated February 17, 2009

Based on the facts presented, the Division will not object if A-B stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2008. In reaching this position, we note that A-B has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3 and S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, A-B will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2008.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman

Carolyn Sherman
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2009

Mail Stop 3010

Kathryn A. Campbell, Partner
Sullivan & Cromwell
One New Fetter Lane
London EC4A 1AN England

Re: Anheuser-Busch Companies Inc.

Dear Ms. Campbell:

In regard to your letter of February 17, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

SULLIVAN & CROMWELL LLP
A LIMITED LIABILITY PARTNERSHIP

TELEPHONE: +44 (0)20-7959-8900
FACSIMILE: +44 (0)20-7959-8950

WWW.SULLCROM.COM

One New Fetter Lane
London EC4A 1AN, England

FRANKFURT • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

Securities Exchange Act of 1934
–Section 15(d)/Rule 12h-3
–Section 12(h)

February 17, 2009

Office of Chief Counsel,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Attention: Thomas Kim, Chief Counsel

Re: Anheuser-Busch Companies, Inc. (File No. 1-7823)

Ladies and Gentlemen:

We are writing on behalf of Anheuser-Busch InBev N.V./S.A., a public company organized under the laws of Belgium ("InBev"), and its wholly owned subsidiary Anheuser-Busch Companies, Inc., a Delaware corporation ("A-B"), to request that a no-action letter be issued advising us that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs in A-B's view that the effectiveness of A-B's registration statements on Forms S-3 and S-8 during the fiscal year ended December 31, 2008, would not preclude A-B from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend A-B's duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which A-B's registration statements on Form S-3 and S-8 either became effective or were required to be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act") (i.e., the fiscal year ended December 31, 2008), including the suspension of A-B's duty to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "2008 Form 10-K") and subsequent reports. Unless otherwise indicated, each reference herein to a "Section" or "Rule" is to the corresponding Exchange Act section or rule promulgated thereunder, respectively.

InBev and A-B have authorized us to make the statements set forth in this letter on their behalf.

I. Background

On July 13, 2008, A-B, InBev and Pestalozzi Acquisition Corp., a Delaware corporation and indirect wholly owned subsidiary of InBev ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby Merger Sub would merge with and into A-B (the "Merger"), with A-B surviving as a wholly owned subsidiary of InBev. The A-B stockholders voted in favor of the Merger on November 12, 2008. A-B filed a current report on Form 8-K dated November 12, 2008 reporting the approval of the Merger by the stockholders of A-B. The Merger was completed and effective on November 18, 2008. A-B filed a current report on Form 8-K dated November 24, 2008 to report completion of the merger.

As a result of the Merger (i) the separate corporate existence of Merger Sub ceased, (ii) A-B survived as an indirect wholly owned subsidiary of InBev, (iii) each share of common stock of Merger Sub issued and outstanding immediately prior to the Merger was converted into one share of A-B Common Stock, par value $0.01 (the "A-B Common Stock"), (iv) each share of A-B Common Stock issued and outstanding at the effective time of the Merger was canceled, extinguished and automatically converted into the right to receive an amount of cash equal to $70.00 per share, without interest (the "Merger Consideration"), and (v) each option to acquire A-B Common Stock that was outstanding and unexercised immediately prior to the Merger was canceled, and each such option (whether vested or unvested) was converted into the right to receive the Merger Consideration less the exercise price of such option, less any required withholding and employment taxes. No A-B stockholders exercised and perfected their appraisal rights under Delaware law (that is, all A-B stockholders elected to receive the Merger Consideration). The total cash to which A-B's stockholders were entitled in exchange for their A-B Common Stock was approximately $52,500,000,000. Following the Merger, the outstanding debt of A-B will not be assumed by InBev. InBev is providing a guarantee of A-B's outstanding debt in circumstances not involving an offer or sale of securities within the contemplation of the Securities Act.

At the time of the Merger, the A-B Common Stock was registered under Section 12(b) of the Exchange Act and was traded on the New York Stock Exchange (the "NYSE"). Additionally, A-B's $100,000,000 6 ½% Debentures due January 1, 2028 (the "6 ½% Debentures") were registered under Section 12(b) of the Exchange Act and were traded on the NYSE.

Pursuant to NYSE Rule 806.02, following consummation of the Merger, A-B provided written notice to the NYSE on November 19, 2008 that A-B is no longer a public entity and requested that the NYSE remove the A-B Common Stock and the 6 ½% Debentures from listing and trading on the NYSE. A-B's stock-transfer agent, The Bank of New York Mellon, closed the A-B Common Stock books on November 18, 2008.

The NYSE filed with the Commission, in accordance with Rule 12d2-2(a) of the Exchange Act, a Form 25 on November 26, 2008 to remove the A-B Common Stock from listing and registration. Pursuant to Rule 12d2-2(d)(1), the delisting of the A-B Common Stock became effective on December 8, 2008. On February 17, 2009 A-B filed with the Commission, in accordance with Rule 12g-4, a certification on Form 15 to terminate A-B's registration under Section 12(g) of the Exchange Act with respect to the A-B Common Stock.

A-B filed with the Commission, in accordance with Rule 12d2-2(c) of the Exchange Act, a Form 25 on December 1, 2008 to remove the 6 ½% Debentures from listing and registration. The delisting of the 6 ½% Debentures became effective on December 11, 2008 (the "Delisting Date"). The 6 ½% Debentures were held by 41 holders as of January 1, 2008 and as of the date of this letter continue to be held by less than 300 holders. The 6 ½% Debentures were issued in January 1998 pursuant to a registration statement (File No. 333-31477) that was declared effective prior to the beginning of the fiscal year ended December 31, 2008 and contained no unsold securities at the time of the filing of A-B's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the "2007 Form 10-K").[1] As a result, the Section 15(d) reporting obligations with respect to the 6 ½% Debentures did not revive on the Delisting Date.

A-B represents that, subject to the Staff's concurrence with the request set forth in this letter, pursuant to Rule 12h-3 it will file a Form 15 with the Commission to suspend its duty to file reports under Section 15(d) with respect to the A-B Common Stock and the Unsold Debt

[1] The 2007 Form 10-K was filed on February 29, 2008 and amended on April 25, 2008 to include the financial statements of A-B's noncontrolled affiliate Grupo Modelo S.A.B. de C.V., pursuant to Rule 3-09 of Regulation S-X.

Securities (as defined below). A-B represents that it will file such Form 15 only after obtaining the relief sought by this letter, but no later than the due date for filing the 2008 Form 10-K.

II. Registration Statements and Indentures

At the time of the Merger, A-B had on file with the Commission one registration statement on Form S-3 which was declared effective by the Commission prior to the end of A-B's fiscal year ended December 31, 2007 (the "Pre-2008 Form S-3") and still had unsold securities (the "Unsold Debt Securities") at the time of the filing of the 2007 Form 10-K. The Pre-2008 Form S-3 was automatically updated for purposes of Section 10(a)(3) of the Securities Act during 2008 with the filing of the 2007 Form 10-K. There were no sales of securities under the Pre-2008 Form S-3 during 2008 and A-B filed a post-effective amendment to the Pre-2008 Form S-3 on December 10, 2008 to deregister and remove from registration all the Unsold Debt Securities.

A-B also had on file with the Commission ten registration statements on Form S-8 that were declared effective by the Commission prior to the end of A-B's fiscal year ended December 31, 2007 (the "Pre-2008 Form S-8s"). The Pre-2008 Form S-8s contained unsold securities at the time of the filing of the 2007 Form 10-K and were automatically updated for purposes of Section 10(a)(3) of the Securities Act during fiscal year 2008 with the filing of A-B's 2007 Form 10-K.

In addition, A-B had on file with the Commission four registration statements on Form S-8 that were declared effective by the Commission during A-B's fiscal year ended December 31, 2008 (together, the "2008 Form S-8s").

A-B has no registration statements on file with the Commission which had unsold securities at the time of the filing of the 2007 Form 10-K other than the Pre-2008 Form S-3, the Pre-2008 Form S-8s and the 2008 Form S-8s, all of which are more fully described below. During 2008, A-B did not issue any securities other than issuances of shares of A-B Common Stock registered under the Pre-2008 Form S-8s or 2008 Form S-8s described below.

A. The following describes the Pre-2008 Form S-3 and the Pre-2008 Form S-8s, each of which became effective prior to the fiscal year ended December 31, 2008 and had unsold securities at the time of the filing of the 2007 Form 10-K:

Pre-2008 Form S-3

- Automatic shelf registration statement on Form S-3 filed on October 31, 2007 (File No. 333-147048), registering the offer and sale of Debt Securities. This registration statement became effective automatically upon filing on October 31, 2007.

The only class of securities issued under this registration statement was the class of $500,000,000 5.50% Notes due January 15, 2018 (the "5.50% Notes"), issued on November 30, 2007. The 5.50% Notes were held of record by 65 persons on January 1, 2008 and continue to be held of record by less than 300 persons as the date of this letter. No securities were issued or sold under this registration statement during 2008. A-B filed a post-effective amendment to the Pre-2008 Form S-3 on December 10, 2008 to deregister and remove all the Unsold Debt Securities, which post-effective amendment became effective automatically upon filing on December 10, 2008.

Pre-2008 Form S-8s

- Registration statement on Form S-8 filed on April 29, 1994, and amended on November 10, 1998 (File No. 033-53333), registering 10,000,000 shares of A-B Common Stock for issuance pursuant to the Anheuser-Busch Companies, Inc. 1989 Incentive Stock Plan. This registration statement became effective on May 18, 1994.

- Registration statement on Form S-8 filed on November 10, 1998 (File No. 333-67027), registering 21,000,000 shares of A-B Common Stock for issuance pursuant to the Anheuser-Busch Companies, Inc. 1998 Incentive Stock Plan. This registration statement became effective on November 10, 1998.

- Registration statement on Form S-8 filed on January 28, 1999 (File No. 333-71311), registering 500,000 shares of A-B Common Stock for issuance pursuant to the Anheuser-Busch Global Employee Stock Purchase Plan. This registration statement became effective on January 28, 1999.

- Registration statement on Form S-8 filed on September 28, 1999 (File No. 333-88015), registering 150,000 shares of A-B Common Stock for issuance pursuant to the Anheuser-Busch Companies, Inc. Stock Plan for

Non-Employee Directors. This registration statement became effective on September 28, 1999.

- Registration statement on Form S-8 filed on May 4, 2001 (File No. 333-60216), registering 30,000,000 shares of A-B Common Stock for issuance pursuant to the Anheuser-Busch Companies, Inc. 1998 Incentive Stock Plan. This registration statement became effective on May 4, 2001.

- Registration statement on Form S-8 filed on May 19, 2003 (File No. 333-105364), registering 16,000,000 shares of A-B Common Stock for issuance pursuant to the Anheuser-Busch Companies, Inc., 1998 Incentive Stock Plan. This registration statement became effective on May 19, 2003.

- Registration statement on Form S-8 filed on May 19, 2003 (File No. 333-105363), registering 300,000 shares of A-B Common Stock for issuance pursuant to the Anheuser-Busch Companies, Inc. 2006 Stock Plan for Non-Employee Directors. This registration statement became effective on May 3, 2003.

- Registration statement on Form S-8 filed on May 3, 2005 (File No. 333-124589), registering 32,000,000 shares of A-B Common Stock for issuance pursuant to the Anheuser-Busch Companies, Inc. 1998 Incentive Stock Plan. This registration statement became effective on May 3, 2005.

- Registration statement on Form S-8 filed on May 3, 2007 (File No. 333-142571), registering 45,000,000 shares of A-B Common Stock for issuance pursuant to the Anheuser-Busch Companies, Inc. 2007 Equity and Incentive Plan. This registration statement became effective on May 3, 2007.

- Registration statement on Form S-8 filed on July 11, 2007 (File No. 333-144485), registering 300,000 shares of A-B Common Stock for issuance pursuant to the Anheuser-Busch Companies, Inc. 2006 Restricted Stock Plan for Non-Employee Directors. This registration statement became effective on July 11, 2007.

A-B filed post-effective amendments to each of the Pre-2008 Form S-8s on November 26, 2008 to deregister and remove all securities under these registration statements that remained unsold, which post-effective amendments became effective automatically upon filing on November 26, 2008.

B. The following describes the 2008 Form S-8s which became effective during the fiscal year ended December 31, 2008:

2008 Form S-8s

- Registration statement on Form S-8 filed on April 23, 2008 (File No. 333-150387), registering 200,000 shares of A-B Common Stock for issuance pursuant to the Anheuser-Busch 2008 Long-Term Equity Incentive Plan for Non-Employee Directors. This registration statement became effective on April 23, 2008.

- Registration statement on Form S-8 filed on May 8, 2008 (File No. 333-150733), registering 500,000 shares of A-B Common Stock for issuance pursuant to the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (For Certain Hourly Employees of Anheuser-Busch Companies, Inc. and its Subsidiaries). This registration statement became effective on May 8, 2008.

- Registration statement on Form S-8 filed on May 8, 2008 (File No. 333-150732), registering 17,000,000 shares of A-B Common Stock for issuance pursuant to the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan. This registration statement became effective on May 8, 2008.

- Registration statement on Form S-8 filed on May 8, 2008 (File No. 333-150731), registering 17,000,000 shares of A-B Common Stock for issuance pursuant to the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (For Certain Employees Covered by a Collective Bargaining Agreement). This registration statement became effective on May 8, 2008.

A-B filed post-effective amendments to each of the 2008 Form S-8s on November 26, 2008 to deregister and remove all securities under these registration statements that remained unsold, which post-effective amendments became effective automatically upon filing on November 26, 2008.

C. In addition, A-B has other classes of debt securities outstanding and issued pursuant to registration statements filed under the Securities Act (the "Other Classes of Debt").

None of the Other Classes of Debt was registered or required to be registered pursuant to Section 12 of the Exchange Act. Appendix A, attached hereto, describes the Other Classes of Debt, the number of holders of each class and the relevant registration statements under which each class was issued. A-B's reporting obligations with respect to the Other Classes of Debt were automatically suspended by operation of Section 15(d) on or before January 1, 2008 and continue to be suspended as of the date of this letter. Also, as described above, A-B does not have a Section 15(d) reporting obligation with respect to the 6 ½% Debentures. All of the registration statements relating to the Other Classes of Debt and the 6 ½% Debentures were declared effective prior to the beginning of the fiscal year ended December 31, 2008 and none of these registration statements contained unsold securities at the time of the filing of the 2007 Form 10-K. No securities were sold pursuant to these registration statements during 2008 and A-B is not using any of these registration statements to issue debt securities because either no unsold securities remain on them or they had been withdrawn by post-effective amendment prior to 2008. Each of the Other Classes of Debt and the 6 ½% Debentures was held of record by less than 300 persons at the beginning of the fiscal year ended December 31, 2008 and continue to be held of record by less than 300 persons as of the date of this letter.

D. A-B has entered into indentures pursuant to which the respective Other Classes of Debt, the 6 ½% Debentures and the 5.50% Notes were issued: an indenture dated August 1, 1987, between A-B and Manufacturers Hanover Trust Company (the "1987 Indenture"), an indenture dated August 1, 1995, between A-B and Chemical Bank (the "1995 Indenture"), an indenture dated July 1, 2001, between A-B and The Chase Manhattan Bank (the "2001 Indenture") and an indenture dated October 1, 2007, between A-B and The Bank of New York Trust Company, N.A. (the "2007 Indenture", and together with 1987 Indenture, the 1995 Indenture and the 2001 Indenture, the "Indentures"). Following the delisting of the A-B Common Stock and the 6 ½% Debentures and the filing of Form 15 to suspend A-B's duty to file reports under Section 15(d) of the Exchange Act, none of the Indentures nor any documents related thereto require A-B to submit, provide or file reports under the Exchange Act with the Commission or indenture trustee, and A-B will not do so on a voluntary basis or otherwise.

A-B has no other outstanding classes of securities which were registered other than those described herein.

IV. Exchange Act Reporting Obligations

At the time of the Merger, A-B had the following reporting obligations under the Exchange Act with respect to the 6 ½% Debentures, the A-B Common Stock and the Unsold Debt Securities. A-B has no reporting obligations under the Exchange Act with respect to any other classes of securities other than those described below.

A. 6 ½% Debentures

A-B had reporting obligations under the Exchange Act with respect to the 6 ½% Debentures as a result of the registration of such securities under Section 12(b) of the Exchange Act. Pursuant to Section 12(d) of the Exchange Act and Rule 12d2-2 thereunder, the delisting of the 6 ½% Debentures on the Delisting Date relieves A-B from continued compliance with Section 12(b) and Section 13(a) reporting obligations relating to the A-B 6 ½% Debentures. The 6 ½% Debentures were issued pursuant to a registration statement on Form S-3 (File No. 333-31477) that became effective prior to the fiscal year ended December 31, 2008 and there were no unsold securities under this registration statement when the 2007 Form 10-K was filed. The 6 ½% Debentures were held of record by 41 holders as of January 1, 2008 and continue to be held by less than 300 persons as of the date of this letter. As a result, the duty to file reports under Section 15(d) in relation to the 6 ½% Debentures did not revive on the Delisting Date.

B. A-B Common Stock

A-B had reporting obligations under Section 13(a) of the Exchange Act with respect to the A-B Common Stock as a result of the registration of such securities under Section 12(b) of the Exchange Act. Upon the effectiveness of the delisting of the A-B Common Stock from the NYSE on December 8, 2008 in accordance with Section 12(d) of the Exchange Act and Rule 12d2-2 thereunder, A-B's duty to file reports under Section 13(a) of the Exchange Act as a result of the registration of the A-B Common Stock under Section 12(b) of the Exchange Act was suspended pursuant to Rule 12d2-2(d)(5). Prior to the registration of the A-B Common Stock under Section 12(b), the A-B Common Stock was registered pursuant to Section 12(g) of the Exchange Act. The deregistration under Section 12(b) revived A-B's reporting obligations in relation to the A-B Common Stock under Section 12(g) of the Exchange Act. On February 17, 2009 A-B filed a Form 15 to terminate the registration of the A-B Common Stock under Section 12(g) of the Exchange Act pursuant to Rule 12g-4(a)(1). Pursuant to Rule 12g-4(a), termination of registration of the A-B Common Stock under Section 12(g) of the Exchange Act will become effective 90 days after A-B's filing of the Form 15 unless an earlier date is determined by the Commission. Pursuant to Rule 12g-4(b), A-B's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder because of the registration of the A-B Common Stock under Section 12(g) was suspended immediately upon A-B's filing of the Form 15. No other reporting obligation under Section 12(g) arose pursuant to Rule 12g-2 with respect to the A-B Common Stock upon the termination of the registration under Section 12(b) because, at the time its reporting obligations under Section 12(b) were terminated on December 8, 2008, the A-B Common Stock was held of record by less than 300 persons. A-B has no other class of equity securities which is registered or required to be registered pursuant to Section 12(g) of the Exchange Act.

Upon the suspension of its Exchange Act reporting obligations relating to the A-B Common Stock under Section 12(b) and Section 12(g), however, A-B again became subject to the reporting obligations of Section 15(d) because the 2008 Form S-8s and Pre-2008 Form S-8s relating to the A-B Common Stock were either declared effective in 2008 or were updated in 2008 pursuant to Section 10(a)(3) of the Securities Act, respectively. A-B would satisfy the requirements under Rule 12h-3 to suspend its reporting obligations with respect to the A-B Common Stock under Section 15(d) but for the provisions of paragraph (c) of Rule 12h-3.

C. Unsold Debt Securities

A-B's Section 15(d) reporting obligations for the 5.50% Notes became suspended on January 1, 2008 because the 5.50% Notes were held by only 65 holders and the filing of the 2007 Form 10-K completed A-B's reporting obligations with respect to that class of securities. However, A-B continued to have a 15(d) reporting obligation with respect to the Unsold Debt Securities that were registered on the Pre-2008 Form S-3, because the filing of the 2007 Form 10-K updated the Pre-2008 Form S-3 pursuant to Section 10(a)(3) of the Securities Act. There were no sales of Unsold Debt Securities under the Pre-2008 Form S-3 during 2008. A-B would satisfy the requirements under Rule 12h-3 to suspend its reporting obligations with respect to the Unsold Debt Securities under Section 15(d) but for the provisions of paragraph (c) of Rule 12h-3.

V. Discussion

Rule 12h-3 permits an issuer to suspend reporting obligations under Section 15(d) with respect to a class of securities, if the issuer has filed all reports required by Section 13(a) for the shorter of its most recent three fiscal years and the portion of the current year in which the Form 15 is filed and the securities are held of record by less than 300 persons. A-B would qualify for the suspension of its reporting obligations under Section 15(d) pursuant to Rule 12h-3 in respect of the A-B Common Stock and the Unsold Debt Securities. All of the A-B Common Stock is held by a wholly owned subsidiary of InBev. There were no holders of the Debt Securities as of January 1, 2008, nor as of the date of this letter. A-B has filed all reports required by Section 13(a), for the 2006, 2007 and 2008 fiscal years and the current year to date.

Rule 12h-3(c) states, however, that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective or is required to be updated for purposes of Section 10(a)(3) under the Securities Act through a company's Exchange Act filings. Each of A-B's Pre-2008 Form S-8s relating to the A-B Common Stock, because they had unsold securities, were automatically updated in fiscal year 2008 for purposes of Section 10(a)(3) of the Securities Act when A-B filed its 2007 Form 10-K. A-B also filed the 2008 Form S-8s in 2008 registering shares of A-B Common Stock as described above, which 2008 Form S-8s were declared effective by the Commission in 2008. The filing of A-B's 2007 Form 10-K also updated the Pre-2008 Form S-3 on which the Unsold

Debt Securities were registered for purposes of Section 10(a)(3) of the Securities Act, because at the time of such filing the Pre-2008 Form S-3 had unsold securities.

A-B otherwise satisfies the requirements of Rules 12h-3(a) and (b), except that these filings bring A-B within the scope of Rule 12h-3(c). A-B represents that it will file a Form 15 with the Commission to suspend its duty to file reports under Section 15(d) pursuant to Rule 12h-3 with respect to A-B Common Stock and the Unsold Debt Securities only after obtaining the relief sought by this letter. A-B will file such Form 15 no later than the due date for filing its 2008 Form 10-K.[2]

We respectfully submit that A-B should be able to rely on Rule 12h-3 to suspend its duty to file reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c), for the following reasons: (i) A-B meets the requirements of Rules 12h-3(a) and (b), (ii) Section 15(d)'s purpose of providing current information to purchasers would not be undermined in granting A-B relief, (iii) the benefits of reporting for A-B do not outweigh the burdens of making such filings and (iv) the Commission has recognized in a number of situations similar to A-B's that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations. The issues presented in this letter are (i) with respect to the A-B Common Stock, whether the effectiveness of the 2008 Form S-8s or the normal course updating of the Pre-2008 Form S-8s by the filing of the 2007 Form 10-K should preclude A-B from utilizing Rule 12h-3; and (ii) with respect to the Unsold Debt Securities, whether the normal course updating of the Pre-2008 Form S-3 by the filing of the 2007 Form 10-K should preclude A-B from utilizing Rule 12h-3.

- *A-B meets all requirements of Rule 12h-3(a) and (b) to suspend its duty under Section 15(d) to file reports required by Section 13(a)*: A-B has filed all reports required by Sections 13(a) and 15(d) for fiscal years ended December 31, 2006, 2007 and 2008 and the current year to date, including all three Quarterly Reports on Form 10-Q, a Current Report on Form 8-K reporting the approval of the Merger by the stockholders of A-B and a Current Report on Form 8-K reporting the closing of the Merger. A-B advises the Staff that it is current in its reporting obligations under the Exchange Act. In addition, A-B represents that, as of the date of this letter, A-B has filed, and as of the date the Form 15 to suspend its reporting obligations under Sections 13(a) and 15(d) pursuant to Rule 12h-3 with respect to the A-B Common Stock and the Unsold Debt Securities is filed, A-B will have filed, with the Commission all reports required by Sections 13(a) or 15(d). Moreover, no holders of A-B Common Stock pursuant to any of the registration statements described above currently remain A-B stockholders because, as

---

[2] A-B acknowledges that should there be 300 or more record holders of the 6 ½% Debentures, the 5.50% Notes or any Other Class of Debt at the beginning of any of its future fiscal years, A-B would again become subject to the reporting requirements of Section 15(d).

a result of the Merger, the sole holder of all shares of A-B Common Stock is a wholly owned subsidiary of InBev. Additionally, there were no holders of the Unsold Debt Securities as of January 1, 2008 and currently there are no holders of the Unsold Debt Securities. Each outstanding series of debt is held of record by fewer than 300 persons.

Section 15(d) and Rule 12h-3 provide for the suspension of the duty to file reports under Section 15(d) with respect to any class of securities held of record by less than 300 persons. As a result, it is clear that A-B meets the criteria for suspension of reporting, but for the provisions of Rule 12h-3(c). Section 15(d) provides that "'class' shall be construed to include all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges." In our opinion, each of the Other Classes of Debt securities and each of the 6 ½% Debentures and the 5.50% Notes constitutes a separate class for purposes of Section 15(d) because each has different rights and privileges as reflected in the different maturity dates, interest rates and, in some cases, with respect to redemption rights and covenants and, as each such class is held of record by less than 300 persons, each class meets the requirements for suspension of Section 15(d). *See, e.g.,* Unocal Corporation (available October 21, 2005) (No-action relief granted notwithstanding multiple series of debt outstanding where each series held by less than 300 record holders); and Exxon Mobil Corp. (available February 7, 2000) (No-action relief granted notwithstanding multiple series of debt outstanding where each series held by less than 300 record holders). This interpretation of the term "class" is consistent with the Commission's longstanding use of that term for purposes of registration under Section 12(b), where Rule 12d1-1(d) provides that "if a class of security is issuable in two or more series with different terms, each such series shall be deemed a separate class."

- *Section 15(d)'s purposes of providing current information to purchasers would not be undermined by granting A-B relief:* The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified as a matter of public policy. With regard to A-B's Common Stock, the Staff has previously indicated in a number of no-action letters that Rule 12h-3(c) was not intended to apply to normal course updating of Form S-8 registration statements pursuant to Section 10(a)(3) or to Form S-8 registration statements which became effective in a given fiscal year where following a merger all of the outstanding common stock was converted into the right to receive cash consideration. *See, e.g.,* Energy East Corporation (available October 31, 2008) (No action relief granted where issuer's registration statements on Forms S-3 and S-8 either became effective or were updated for purposes of Section 10(a)(3) in the fiscal year of acquisition and common stock was converted into the right to receive the cash merger consideration); ACE*COMM Corporation (available September 26, 2008) (no-action relief granted under Rule 12h-3 where issuer's registration statements on Forms S-3, S-4 and S-8 were updated for purposes of Section 10(a)(3) and Form S-3 became effective in the fiscal year of acquisition); DSL.net, Inc. (available March 29, 2007) (no-action relief under Rule 12h-3 granted where issuer's registration statements on Forms S-3 and S-8 were updated for purposes of Section 10(a)(3) in the fiscal year of acquisition); *see also* C. Michael Harrington (publicly available January 4, 1985) ("[I]t is the Division's view that paragraph (c) of Rule 12b-3 is not intended to apply to a registration statement on Form S-8 which became effective in a prior fiscal year, but which is required to be updated pursuant to Section 10(a)(3) of the 1933 Act"); Amgen Boulder Inc. (publicly available March 29, 1995) (Rule 12h-3(c) not applied where issuer filed Form S-8 registration statement in fiscal year for which relief was sought, but common stock covered thereby was converted in a merger into right to receive cash); and MTech Corporation (publicly available August 31, 1988) (Rule 12h-3(c) not applied where Form S-8 filed in fiscal year for which relief was sought covered shares issuable upon exercise of options that were cashed out in merger). As indicated above, following the Merger, all of the A-B Common Stock covered by the 2008 Form S-8s and the Pre-2008 Form S-8s was converted into the right to receive cash and there were no outstanding rights to acquire A-B Common Stock remaining outstanding.

Accordingly, there are no holders of A-B Common Stock covered by such registration statements and no investors are able to purchase securities of A-B under these registrations statements. Therefore, there are no "purchasers" under these registration statements who would be protected by, or would in any way benefit from, the continued filing of periodic reports by A-B that would result from the application of the Rule 12h-3(c).

With respect to the Unsold Debt Securities registered on the Pre-2008 Form S-3, the proposing release to revise Rule 12h-3, the Commission stated that the purpose of reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See* Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). The Pre-2008 Form S-3 was filed and became effective on October 31, 2007. The only sale of securities under the Pre-2008 Form S-3 occurred in November 2007, and the purchasers thereof received the benefit of Section 13(a) reporting for the period required under Section 15(d) in accordance with the policy set forth in the Proposing Release. A-B sold no Unsold Debt Securities pursuant to the Pre-2008 Form S-3 in 2008. Further, as noted above, A-B has deregistered and removed all Unsold Debt Securities by the filing of a post-effective amendment from the Pre-2008 Form S-3. Accordingly, no investors are able to purchase Unsold Debt Securities of A-B pursuant to this registration statement and so the protection of Section 15(d) is no longer necessary for potential purchasers. Requiring A-B to continue its Section 15(d) reporting does not appear to be justified by the Commission's policy articulated in the Proposing Release and would impose a heavy burden on A-B due to the expense and dedication of management time which would be required to prepare an annual report on Form 10-K for the year ended December 31, 2008.

- *Benefits of reporting do not outweigh the burdens of making such filings:* In the Proposing Release, the Commission noted that Rule 12h-3 suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of reporting by an issuer might not always be commensurate with the burdens imposed." In several analogous cases, the Staff has recognized that the benefits of reporting when there is only one holder of common stock and less than 300 holders of each other class of debt securities do not outweigh the burdens of making such filings. *See, e.g.*, Energy East Corporation (available October 31, 2008); Horsepower Holdings, Inc. (available August 14, 2008); WaveRider Communications Inc. (available March 31, 2006); PacifiCare Health Systems, Inc. (available March 16, 2006); IVAX Corporation (available March 10, 2006); and MTech Corp (available August 31, 1988). After the Merger, the only classes of securities that remain subject to the reporting requirements of the Exchange Act and remain outstanding are the A-B Common Stock and the Unsold Debt Securities, each of which has less than 300 holders of record. InBev owns indirectly all of the shares of A-B Common Stock and no options, warrants or rights to acquire A-B Common Stock remain outstanding. Furthermore, there were no holders of the Unsold Debt Securities at the beginning of 2008 and there continue no holders of the Unsold Debt Securities as of the date of this letter. As discussed above, A-B has no reporting obligations under the Exchange Act with respect to the 6 ½% Debentures, the 5.50% Notes and the Other Classes of Debt, each of which was issued prior to 2008 and is held of record by less than 300 holders.

- *Prior no action relief granted with respect to Rule 12h-3(c):* The Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein in many other instances. *See, e.g.*, Energy East Corporation (available October 31, 2008); ACE*COMM Corporation (available September 26, 2008); Loudeye Corp. (available November 7, 2006); WaveRider Communications Inc. (available March 31, 2006); PacifiCare Health Systems, Inc. (available March 16, 2006); IVAX Corporation (available March 10, 2006); Unocal Corporation (available October 21, 2005); 3333 Holding Corporation, Centex Development Company, L.P. (available March 17, 2004); CoorsTek, Inc. (available August 14, 2003); PayPal, Inc. (available November 13, 2002); ConocoPhillips (available August 23, 2002); CoCensys, Inc. (available November 10, 1999); DiMark Inc. (available May 29, 1996); Amgen Boulder Inc. (available March 29, 1995); and MTech Corporation (available August 31, 1988). In each of these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or updated pursuant to Section 10(a)(3) in the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly owned subsidiary of another company. The Staff has also agreed with this position in situations where the registrant, like A-B, continued to have classes of debt securities outstanding each held by less than 300 holders. *See, e.g.*, Energy East Corporation (available October 31, 2008); Bausch & Lomb Incorporated (available November 6, 2007); Unocal Corporation (available October 21, 2005); and Exxon Mobil Corp. (available February 7, 2000).

- *Filing post-effective amendments does not preclude relief under 12h-3(c)*: In addition, the Staff has taken no-action positions recognizing that the updating of a registration statement pursuant to Section 10(a)(3) as a result of filing post-effective amendments to deregister securities covered by that registration statement, would not preclude the registrant from relying on Rule 12h-3 to suspend its reporting obligations under Section 15(d). *See, e.g.*, Energy East Corporation (available October 31, 2008); ACE*COMM Corporation (available September 26, 2008); Westfield America, Inc. (available January 29, 2002); GS Financial Products U.S., L.P. (available January 31, 2000); NYNEX Corporation (available July 2, 1997); and United Telephone Company of Ohio (available March 1, 1995).

VI. Conclusion and Request

For the reasons discussed above, we respectfully request, on behalf of A-B, that the Staff issue a no-action letter advising us that the Staff concurs in A-B's view that the effectiveness of A-B's registration statements on Forms S-3 and S-8 during the fiscal year ended December 31, 2008, would not preclude A-B from utilizing Rule 12h-3 to suspend A-B's duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which A-B's registration statements on Forms S-3 and S-8 either became effective or were required to be updated pursuant to Section 10(a)(3) of the Securities Act (i.e., the fiscal year ended December 31, 2008). If and when relief is granted by the Staff with respect to the foregoing, A-B will file Form 15 (designating Rule 12h-3(b)(1)(i) as the appropriate rule provision relied upon to suspend the duty to file reports) on or before the date on which A-B's next report is due pursuant to the Exchange Act. Alternatively, we request an exemption, pursuant to Section 12(h), from any obligation of A-B to file reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 337427 (July 1, 1997), we are transmitting one copy of this letter by e-mail.

* * * * *

Please call the undersigned at +44 (0)207-959-8580 with any questions you may have concerning this request.

Very truly yours,



Kathryn A. Campbell

cc: David Markatos, InBev N.V./S.A.
Gary Rutledge, Anheuser-Busch Companies, Inc.
Thomas Larson, Anheuser-Busch Companies, Inc.

Appendix A

A-B's Other Classes of Debt

1. Registration statement on Form S-3 filed on (File No. 33-31735), registering the offer and sale of up to $575,000,000 in A-B Debt Securities. This registration statement was declared effective on October 26, 1989.

    a. $350,000,000 9.00% Debentures due December 1, 2009 (1987 Indenture), issued on December 6, 1989. As of January 1, 2008 there were 122 holders.

2. Registration statement on Form S-3 filed on July 17, 1997 (File No. 333-31477), registering the offer and sale of up to $750,000,000 in A-B Debt Securities. This registration statement was declared effective on July 23, 1997.

    a. $100,000,000 6 3/4% Debentures due December 15, 2027 (1995 Indenture), issued on December 12, 1997. As of January 1, 2008 there were 33 holders.

3. Registration statement on Form S-3 filed on January 25, 1999 (File No. 333-71105), registering the offer and sale of up to $750,000,000 in A-B Debt Securities. This registration statement was declared effective on February 9, 1999.

    a. $150,000,000 5.75% Notes due April 1, 2010 (1995 Indenture), issued on April 9, 1999. As of January 1, 2008 there were 90 holders.
    b. $200,000,000 7.50% Notes due March 15, 2012 (1995 Indenture), issued on March 6, 2000. As of January 1, 2008 there were 81 holders.
    c. $200,000,000 7.55% Debentures due October 1, 2030 (1995 Indenture), issued on October 2, 2000. As of January 1, 2008 there were 32 holders.
    d. $200,000,000 6.80% Debentures due January 15, 2031 (1995 Indenture), issued on December 14, 2000. As of January 1, 2008 there were 35 holders.

4. Registration statement on Form S-3 filed on May 24, 2000 (File No. 333-37766), registering the offer and sale of up to in $510,000,000 in A-B Debt Securities. This registration statement was declared effective on May 24, 2000.

    a. 300,000,000 6.80% Debentures due August 20, 2032 (1995 Indenture), issued on April 10, 2001. As of January 1, 2008 there were 26 holders.

    b. $250,000,000 6.00% Notes due April 15, 2011 (1995 Indenture), issued on June 19, 2001. As of January 1, 2008 there were 78 holders.

5. Registration statement on Form S-3 filed on July 12, 2001 (File No. 333-64996), registering the offer and sale of up to $1,000,000,000 in A-B Debt Securities. This registration statement was declared effective on July 19, 2001.

    a. $200,000,000 5.625% Medium-term Notes due October 1, 2010 (2001 Indenture), issued on September 28, 2001 and October 3, 2001. As of January 1, 2008 there were 87 holders.

b. $250,000,000 6% Debentures due November 1, 2041 (2001 Indenture), issued on November 1, 2001. As of January 1, 2008 there were 34 holders.

c. $250,000,000 6 ½ % Debentures due May 1, 2042 (2001 Indenture), issued on April 29, 2002. As of January 1, 2008 there were 29 holders.

d. $300,000,000 6 ½ % Debentures due February 1, 2043 (2001 Indenture), issued on June 24, 2002. As of January 1, 2008 there were 37 holders.

6. Registration statement on Form S-3 filed on July 17, 2002 (File No. 333-96635), registering the offer and sale of up to in $1,000,000,000 in A-B Debt Securities. This registration statement was declared effective on 10/8/2002.

   a. $300,000,000 4.375% Notes due January 15, 2013 (2001 Indenture), issued on October 10, 2002. As of January 1, 2008 there were 82 holders.

   b. $300,000,000 5.95% Debentures due January 15, 2033 (2001 Indenture), issued on October 28, 2002. As of January 1, 2008 there were 42 holders.

   c. $200,000,000 4 5/8% Notes due February 1, 2015 (2001 Indenture), issued on January 27, 2003. As of January 1, 2008 there were 65 holders.

   d. $200,000,000 4.50% Notes due April 1, 2018 (2001 Indenture), issued on March 11, 2003. As of January 1, 2008 there were 57 holders.

7. Registration statement on Form S-3 filed on March 28, 2003 (File No. 333-104097), registering the offer and sale of up to $2,000,000,000 in A-B Debt Securities. This registration statement was declared effective on 4/8/2003.

   a. $169,146,000 5.35% Notes due May 15, 2023 (2001 Indenture), issued on May 6, 2003. As of January 1, 2008 there were 81 holders.

   b. $300,000,000 4.95% Notes due January 15, 2014 (2001 Indenture), issued on September 12, 2003. As of January 1, 2008 there were 78 holders.

   c. $400,000,000 5.05% Notes due October 15, 2016 (2001 Indenture), issued on October 8, 2003. As of January 1, 2008 there were 88 holders.

   d. $300,000,000 5.00% Notes due March 1, 2019 (2001 Indenture), issued on March 1, 2004. As of January 1, 2008 there were 69 holders.

   e. $250,000,000 4.70% Notes due April 15, 2012 (2001 Indenture), issued on April 22, 2004. As of January 1, 2008 there were 76 holders.

   f. $250,000,000 5.00% Notes due January 15, 2015 (2001 Indenture), issued on August 16, 2004. As of January 1, 2008 there were 63 holders.

g. 100,000,000 5.491% Notes due November 15, 2017 (2001 Indenture), issued on October 20, 2005. As of January 1, 2008 there was 1 holder.

8. Registration statement on Form S-3 filed on July 29, 2004 (File No. 333-117742), registering the offer and sale of up to $1,430,000,000 of A-B Debt Securities. This registration statement was declared effective on 8/31/2004.

    a. $300,000,000 5.75% Debentures due April 1, 2036 (2001 Indenture), issued on March 10, 2006. As of January 1, 2008 there were 31 holders.

    b. $300,000,000 5.60% Notes due March 1, 2017 (2001 Indenture), issued on February 9, 2007. As of January 1, 2008 there were 53 holders.

    c. $500,000,000 6.450% Debentures due September 1, 2037 (2001 Indenture) issued on August 24, 2007. As of January 1, 2008 there were 46 holders.

END